United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 16, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

16 August 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
9 August 2019	3,549	55.58	56.31	55.723897	BATS Global Markets (“BATS”)
9 August 2019	1,046	55.64	56.21	55.788203	Boston Stock Exchange (“BSE”)
9 August 2019	1,500	55.64	55.78	55.744000	BATS Global Markets Secondary Exchange (“BYX”)
9 August 2019	20,100	55.62	56.33	55.859428	CFX Alternative Trading (“CFX”)
9 August 2019	7,753	55.58	56.07	55.719590	IEX (“IEXG”)
9 August 2019	200	55.72	55.72	55.720000	Chicago Stock Exchange (“MSE”)
9 August 2019	6,380	55.62	56.31	55.779313	NASDAQ (“NASDAQ”)
9 August 2019	400	55.66	55.73	55.695000	NYSE - National Exchange (“NSX”)
9 August 2019	122,612	55.56	56.33	55.805549	New York Stock Exchange (“NYSE”)
9 August 2019	18,000	55.58	56.32	55.889500	OTC Markets (“OTC”)
9 August 2019	300	55.72	55.72	55.720000	Nasdaq PSX (“PHLX”)
9 August 2019	968	55.66	56.27	55.724256	NYSE Arca (“PSE”)
9 August 2019	410	55.66	55.86	55.706341	CBOE EDGA Equity Exchange (“XDEA”)

9 August 2019	1,782	55.66	55.78	55.741930	CBOE EDGX Equity Exchange (“XDEX”)
12 August 2019	751	55.17	55.17	55.170000	CFX
12 August 2019	192,249	54.99	55.45	55.168638	NYSE
13 August 2019	1,473	54.11	54.77	54.503367	BATS
13 August 2019	519	53.92	54.575	54.383487	BSE
13 August 2019	604	54.47	54.58	54.541440	BYX
13 August 2019	8,700	53.87	54.86	54.488391	CFX
13 August 2019	5,227	53.87	54.685	54.308095	IEXG
13 August 2019	18,109	54.04	54.86	54.525508	NASDAQ
13 August 2019	140,351	53.87	54.81	54.239616	NYSE
13 August 2019	23,579	53.87	54.83	54.406674	OTC
13 August 2019	235	54.14	54.6	54.391021	PSE
13 August 2019	1,103	54.17	54.49	54.383926	XDEA
13 August 2019	100	54.49	54.49	54.490000	XDEX
14 August 2019	861	53.67	54.09	53.815250	BATS
14 August 2019	200	53.69	54.43	54.060000	BSE
14 August 2019	400	53.69	54.37	54.200000	BYX
14 August 2019	200	53.96	53.96	53.960000	CFX
14 August 2019	20,131	53.67	54.38	54.117749	IEXG
14 August 2019	160,143	53.61	54.58	54.090900	NASDAQ
14 August 2019	5,691	53.68	54.47	54.044743	NYSE
14 August 2019	11,300	53.69	54.5	54.103274	OTC
14 August 2019	712	53.7	54.38	53.916671	PSE
14 August 2019	162	53.69	53.73	53.705309	XDEA
14 August 2019	200	53.7	53.7	53.700000	XDEX
15 August 2019	5,219	54.1	54.43	54.330310	BATS
15 August 2019	700	54.16	54.33	54.284286	BSE
15 August 2019	470	54.16	54.31	54.269362	BYX
15 August 2019	1,300	53.86	54.465	54.316538	CFX
15 August 2019	21,755	53.75	54.49	54.210519	IEXG
15 August 2019	19,939	53.76	54.49	54.306146	NASDAQ
15 August 2019	138,633	53.71	54.52	54.279083	NYSE
15 August 2019	10,480	53.86	54.47	54.200754	OTC
15 August 2019	505	53.99	54.36	54.242772	PSE
15 August 2019	100	54.42	54.42	54.420000	XDEA
15 August 2019	899	54.22	54.41	54.326663	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	9, 12, 13, 14 and 15 August 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/6661/190816_Weekly_Buyback_Programme_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: August 16, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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